EXHIBIT 12.1

STATEMENT OF COMPUTATION OF RATIO EARNINGS TO FIXED CHARGES

	Year Ended December 31, 2001	Three Months Ended December 31, 2000	Year Ended September 30,
			2000	1999	1998	1997
	(dollars in thousands)
Fixed Charges:
Interest expense	$832,137	$244,830	$630,397	$215,523	$120,355	$61,189
Amortization of debt issuance costs	3,432	711	1,788	230	281	204
Estimated interest within rental expense	15,912	5,307	14,202	12,213	7,281	4,152
Preference securities dividend requirement of consolidated subsidiaries	—	—	—	6,083	6,840	2,203

Total fixed charges	$851,481	$250,848	$646,387	$234,049	$134,757	$67,748

Earnings:
Income (loss) before income taxes, minority interest, extraordinary items and cumulative effect of accounting change less equity in income (losses) of investments	$(304,080)	$3,290	$115,962	$(74,568)	$2,312	$33,218
Fixed charges	851,481	250,848	646,387	234,049	134,757	67,748
Less:
Preference securities dividend requirement of consolidated subsidiaries	—	—	—	(6,083)	(6,840)	(2,203)

Earnings	$547,401	$254,138	$762,349	$153,398	$130,229	$98,763

Ratio of earnings to fixed charges	0.64	1.01	1.18	0.66	0.97	1.46

Excess (deficiency) of earnings to fixed charges	$(304,080)	$3,290	$115,962	$(80,651)	$(4,528)	$31,015

The ratio of earnings to fixed charges is computed by dividing fixed charges into income (loss) before income taxes, minority interest, extraordinary items and the cumulative effect of accounting change less equity in the income (losses) of investments plus fixed charges less the preference securities dividend requirement of consolidated subsidiaries. Fixed charges include, as applicable, interest expense, amortization of debt issuance costs, the estimated interest component of rent expense and the preference securities dividend requirement of consolidated subsidiaries.

1